EXHIBIT NO. 99.06

                                                  COMPANY'S FORM 10-Q
                                                  September 30, 1995
                                                  Page 30


     For information concerning purported class actions and other actions relating to service fee charges and premium calculations on certain workers compensation insurance sold by subsidiaries of the Company, see the description that appears in the second paragraph of page 29 of the Company's filing on Form 10-Q for the quarter ended September 30, 1994, which description is incorporated by reference herein. A copy of the pertinent paragraph of such filing is included as an exhibit to this Form 10-Q. In one of these cases, North Carolina Steel, Inc. v. National Council on Compensation Insurance, Inc., et al, the North Carolina trial court granted the Company's motion to dismiss in February 1995. An appeal has been filed in the North Carolina Court of Appeals.